UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NOV INC.

(Exact name of registrant as specified in its charter)

Delaware	1-12317	76-0475815
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

10353 Richmond Ave Houston, Texas		77042
(Address of principal executive offices)		(Zip Code)

Brigitte M. Hunt

Vice President

(713) 634-3116

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

NOV Inc. (the “Company”) has prepared and filed herewith its Conflict Minerals Report for the calendar year ended December 31, 2022, as required pursuant to Rule 13p-1 under the Securities Exchange Act of 1934.

A copy of this Form SD and our Conflict Minerals Report filed as an exhibit hereto is publicly available on our internet website at: http://investors.nov.com/phoenix.zhtml?c=97690&p=irol-sec

Item 1.02	EXHIBIT

The Company has filed, as an exhibit to this Form SD, a Conflicts Mineral Report as required by Item 1.01 of this Form.

Section 2 – EXHIBITS

Item 2.01	EXHIBITS

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NOV INC.

Date: May 31, 2023	By: /s/ Jose A. Bayardo
Jose A. Bayardo Senior Vice President and Chief Financial Officer